UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-30700
CUSIP NUMBER 228411104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Crown Media Holdings, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

6430 S. Fiddlers Green Circle, Suite 225
Address of Principal Executive Office (Street and Number)

Greenwood Village, CO 80111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company has not completed its financial statements for the year ended December 31, 2004 and its 2004 annual report on Form 10-K.  Factors contributing to the delay, among others, include the ongoing consideration of the valuation of film assets of the Company and the need to complete management’s assessment of internal controls over financial reporting and the related independent registered public accounting firm’s report in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.  The Company is not able to file its Form 10-Q Report for the quarter ended March 31, 2005 until the 2004 annual report on Form 10-K has been filed with the SEC.  The Company will be unable to complete both the 2004 annual report on Form 10-K and the Form 10-Q Report for the quarter ended March 31, 2005 by the initial filing date of the Form 10-Q without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William J. Aliber	816	274-4488
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

The Company has not filed its annual report on Form 10-K for the year ended December 31, 2004.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In February 2005, the Company entered agreements for the sale of its international business.  The Company completed this sale in April 2005.  The Company’s international business will be shown on its financial statements for the quarter ended March 31, 2005 as discontinued operations.  Other items, such as increased revenues and changes in expenses, will also result in changes in the operating results of the first quarter of 2005 compared to the first quarter of 2004.  However, the Company has not completed its financial statements for the first quarter of 2005.  Therefore, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004.

CROWN MEDIA HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By	/s/ William J. Aliber
William J. Aliber
Executive Vice President, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).